

Sit Mutual Funds

The S&P 500 Index generated a total return of +18.5 percent for the first six months of 2019, the strongest first half performance since 1997. In large part, equity investor enthusiasm is based on the hope that Fed easing will not only extend the U.S. expansion, but also compel global central banks to respond in kind, further driving down interest rates. The combination of meager, or in many cases, negative, bond yields and rising liquidity will push investors to risk assets to achieve adequate returns (via the TINA–or 'there is no alternative–effect), possibly resulting in a "melt up" in equities. U.S. growth continues to moderate from difficult year-over-year comparisons, due in large part to fading fiscal stimulus, lagged effects of monetary tightening, and persistent trade policy uncertainty. Measures of current economic activity signify a notable downshift in GDP growth post-breakdown of U.S.-China trade negotiations in early May and resumption of earlier-postponed tariff hikes. Whereas the consensus real GDP growth forecast for 2Q19 is currently +1.8 percent, down from +2.5 percent on May 1, the Atlanta Fed's GDPNow model infers growth closer to +1.3 percent. An eventual trade deal remains our base case, as we believe neither side can withstand the economic pain of a long-term conflict. Still, persistent trade policy uncertainty continues to weigh on business investment and raises the odds of a global downturn. Despite mounting headwinds, the economy currently remains in solid shape and there are reasons to believe the expansion has more room to run if there is a timely trade conflict resolution and the Federal Reserve eases policy. In the July 2019 Global Investment Outlook and Strategy report, we review macroeconomic developments and our global investment strategy in detail.

Click here to download our most recent Global Investment Outlook and Strategy paper. If you'd like to receive this via email or snail mail each quarter, just drop one of us a note.

Barron's ranked Sit Mutual Funds a top mutual fund family for 2018! See the rankings here.

To learn more about our funds, please visit our website at www.sitfunds.com or reach out to one of us.

Keith McFadyen	Conner Murnighan
630-235-0065	312-550-5809
krm@sitinvest.com	fcm@sitinvest.com

General Disclosure

Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Barron's/Lipper

Barron's 2018 Annual Fund Family Ranking is based on 57 qualifying actively managed U.S. fund families. Rankings are asset-weighted and based on relative one-year performance, before fees and sales loads, across a range of categories. Source: "Barron's Fund Family Ranking: How the Best Active Managers Performed", March 8, 2019.